Exhibit 99.1

The following amended report of voting results amends the original report of voting results filed on SEDAR on April 29, 2020. The amendments were made to correct clerical errors.

Celestica Inc.

Annual Meeting of Shareholders

April 29, 2020

AMENDED REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business		Outcome of Vote

1.	Appointment of Robert Ellis as the Chair of the annual meeting of the Company’s shareholders.	Carried by a show of hands.

2.

Election of each director nominee proposed in the Management Information Circular of the Company dated March 12, 2020, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:

Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert A. Cascella	548,624,218	98.99%	5,600,147	1.01%
Deepak Chopra	548,945,375	99.05%	5,278,990	0.95%
Daniel P. DiMaggio	548,325,210	98.94%	5,899,155	1.06%
Laurette T. Koellner	543,951,743	98.15%	10,272,622	1.85%
Robert A. Mionis	548,585,802	98.98%	5,638,563	1.02%
Carol S. Perry	550,077,630	99.25%	4,146,735	0.75%
Tawfiq Popatia	547,712,844	98.82%	6,513,581	1.18%
Eamon J. Ryan	547,859,467	98.85%	6,366,958	1.15%
Michael M. Wilson	545,357,719	98.40%	8,866,646	1.60%

Business				Outcome of Vote

3.	Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.			Approved.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
	552,630,675	99.27%	4,078,630	0.73%

4.	Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.			Approved.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
	555,508,104	99.78%	1,199,140	0.22%

5.	Approval of advisory resolution on the Company’s approach to executive compensation.			Approved.

	Votes For	% Votes For	Votes Against	% Votes Against
	532,332,233	96.05%	21,894,191	3.95%